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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: May 18, 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 18, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      06-13-TC


FOR IMMEDIATE RELEASE:      May 17, 2006


                   AS INVESTIGATION CONTINUES, TECK COMINCO
 SENDS ITS DEEPEST CONDOLENCES TO ALL THOSE IMPACTED BY SULLIVAN MINE INCIDENT

Vancouver - "Today's events are heartbreaking for all of Teck Cominco's employees and for everyone in this community," said Don Lindsay, President and CEO of Teck Cominco Limited.

"Our hearts and thoughts go out to the loved ones and friends of those whose lives were lost today," said Don Lindsay.

"We join with our employees and the community of Kimberley in sending our sincerest condolences to the families of the victims," Lindsay said.

Teck Cominco has staff on site, including the emergency response team from Trail. The investigation is continuing. It is important to note that the site has been secured and there is no risk to the public. "We are working with the various regulatory agencies to determine what led to this situation today and we will cooperate with them fully in their continuing investigation."

After being advised this morning that one of its environmental consultants was missing, Teck Cominco immediately began a search for the individual who was found at the site of a water-sampling shed by a Teck Cominco employee. After notifying emergency authorities, the employee, in an apparent attempt to assist the consultant, entered the shed and was himself overcome. Two paramedics, each in turn, attempted to rescue the victims and succumbed in the process. Personnel from the Kimberley Fire Department, equipped with the appropriate safety gear have removed all the victims from the site.

We will provide further information as it becomes available.

                                    - 30 -


For further information:

Irene Tidd
604.844.2523

Nicola Lambrechts
604.970.9113






                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com